DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Jeffrey C. Thacker jeff.thacker@dlapiper.com T 858.638.6728 F 858.638.5128

October 7, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Amanda Ravitz
Assistant Director

Re:	CareFusion Corporation

Post-Effective Amendment No. 2 to Form S-3 on Form S-1
Filed September 30, 2013
File No. 333-168555

Dear Ms. Ravitz:

We are writing on behalf of CareFusion Corporation (the “Company”) in response to oral comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s Post-Effective Amendment No. 2 to Form S-3 on Form S-1 Registration Statement (File No. 333-168555) (“Amendment No. 2”).

Specifically, the Staff has requested the Company to confirm: (i) whether any offers or sales were made in reliance on the prospectus that is part of the Company’s Post-Effective Amendment No. 1 to Form S-3 on Form S-1 Registration Statement (File No. 333-168555) (“Amendment No. 1”) after the Company filed its Annual Report on Form 10-K for the fiscal year ended June 30, 2013 with the Commission on August 9, 2013 (the “2013 Annual Report”) and (ii) if any such offers or sales were made, whether the Company complied with the undertakings set forth in Item 512(a)(1) of Regulation S-K.

Offers and Sales Pursuant to Amendment No. 1

By way of background, Amendment No. 1 registers 1,470,596 shares of the Company’s common stock that may be acquired by participants in the CareFusion Corporation 2009 Long-Term Incentive Plan (the “Plan”) upon the exercise of options to purchase shares of the Company’s common stock or upon the vesting of restricted stock awards and restricted stock units issued pursuant to the Plan (collectively, the “Awards”). The Company issued the Awards in connection with its spinoff from Cardinal Health, Inc., which occurred in August 2009. The Awards were issued under the Plan as “replacement awards” with respect to outstanding equity awards previously granted by Cardinal Health, Inc. to its employees, directors and consultants. Because these recipients were no longer employees, directors or consultants of Cardinal Health, Inc. or the Company at the time of the spinoff, the Company could not register the offer and sale of the Awards on a Form S-8 Registration Statement based on the guidance provided in Staff Legal Bulletin No. 4, but rather registered the offer and sale of the Awards on a Form S-1 Registration Statement.

Ms. Ravitz

Assistant Director

Division of Corporation Finance

October 7, 2013

Page Two

Since the filing of the original Form S-1 Registration Statement in July 2009, the number of shares subject to the Awards has decreased as a result of Award vestings, exercises, cancellations and terminations. When the Company filed Amendment No. 1 on April 5, 2013, the Company registered 1,470,596 shares of its common stock subject to outstanding Awards. Following the timely filing on August 9, 2013 of the Company’s 2013 Annual Report, 36 Award holders have since exercised non-qualified stock options with respect to an aggregate of 43,381 shares of the Company’s common stock. As of the date of the filing of Amendment No. 2, there remained 479,347 shares of the Company’s common stock subject to outstanding Awards.

Item 512(a)(1) Undertakings

Under Item 512(a)(1) of Regulation S-K, the Company is required to:

“(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. . . .;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.”

Prospectus Information:

Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”) requires that when “a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein shall be as of a date not more than sixteen months prior to such use.”

At the time the Commission declared Amendment No. 1 effective in April 2013, the Company incorporated the following documents by reference:

•	The Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2012 filed with the Commission on January 31, 2013;

•	The Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed with the Commission on February 8, 2013 and its Quarterly Report on Form 10-Q for the quarter ended December 31, 2012 filed with the Commission on February 8, 2013;

Ms. Ravitz

Assistant Director

Division of Corporation Finance

October 7, 2013

Page Three

•	The Company’s Current Reports on Form 8-K filed with the Commission on July 2, 2012, August 9, 2012, August 29, 2012, September 14, 2012, November 8, 2012, December 12, 2012, December 19, 2012, December 27, 2012, January 14, 2013, January 31, 2013, February 7, 2013, March 6, 2013 and March 11, 2013; and

•	The Company’s Proxy Statement on Schedule 14A filed with the Commission on February 28, 2013.

In addition, the Company filed a Prospectus Supplement to Amendment No. 1 on May 5, 2013 to update and supplement the information contained in Amendment No. 1 with the information contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.

Based on the date the Commission declared Amendment No. 1 effective (April 8, 2013), the Company will not be deemed to be using the prospectus included in Amendment No. 1 more than nine months after the effective date of Amendment No. 1 until January 8, 2014. In addition, when declared effective, Amendment No. 1 incorporated the Company’s 2012 Annual Report for the fiscal year ended June 30, 2012 as well as its Form 10-Q for second fiscal quarter ended December 31, 2012. Sixteen months from June 30, 2012 is October 31, 2012; and sixteen months from December 31, 2012 is April 30, 2014. As a result, Amendment No. 1 continued to satisfy the information requirements of Section 10(a)(3) after the Company filed its 2013 Annual Report on August 9, 2013.

Fundamental Change:

Subsection (ii) of Item 512(a)(1) requires the Company to file a post-effective amendment to “reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.”

The Staff has not defined the term “fundamental change.” However, the Staff has provided some guidance regarding the differences between “material” and “fundamental” when it adopted the integrated disclosure framework. When discussing the differences between filing a post-effective amendment and a prospectus supplement, it stated that “[w]hile many variations in matters such as operating results, properties, business, product development, backlog, management and litigation ordinarily would not be fundamental, major changes in the issuer’s operations, such as significant acquisitions or dispositions, would require the filing of a post-effective amendment. Also, any change in the business or operations of the registrant that would necessitate a restatement of the financial statements always would be reflected in a post-effective amendment.” 1982 SEC Integrated Disclosure Adoptions, Securities Act Release No. 33-6383 (March 3, 1982). The Staff has also expressed that it is the responsibility of management to determine what constitutes a “fundamental change.” Division of Corporation Finance—Financial Reporting Manual, Section 2045, Age of Financial Statements and Section 13100, Effects of Subsequent Events on Financial Statements Required in Filings.

In continuing to utilize Amendment No. 1 after August 9, 2013, the Company determined that it was not yet required to file a post-effective amendment under Item 512(a)(1)(ii) because there had been no facts or events since the Commission declared Amendment No. 1 effective (individually or in the aggregate) that represented a fundamental change in the information set forth in Amendment No. 1. In making this determination, the Company considered the following:

Ms. Ravitz

Assistant Director

Division of Corporation Finance

October 7, 2013

Page Four

1. The Company considered the date of the business and financial information contained in Amendment No. 1 when the Commission declared Amendment No. 1 effective in April 2013. The Company incorporated into Amendment No. 1 its Annual Report on Form 10-K for the fiscal year ended June 30, 2012 (the “2012 Annual Report”), its Quarterly Report on Form 10-Q for the first quarter ended September 30, 2012 and its Quarterly Report on Form 10-Q for the second quarter ended September December 31, 2012. When declared effective, Amendment No. 1 also incorporated the Company’s Definitive Proxy Statement for its 2012 annual meeting of stockholders and all Current Reports the Company had filed from July 1, 2012 through April 8, 2013. As a result, only 4 months had elapsed between the date the Commission declared Amendment No. 1 effective and the date the Company filed its 2013 Annual Report on August 9, 2013.

2. The Company considered that it had filed a Prospectus Supplement to Amendment No. 1 on May 10, 2013 to update and supplement the information contained in Amendment No. 1 with the information contained in the Company’s Quarterly Report on Form 10-Q for the third quarter ended March 31, 2013.

3. The Company considered that it had not completed any significant acquisitions or dispositions since the Commission declared Amendment No. 1 effective in April 2013.

4. The Company considered that there had been no change in its business or operations since April 8, 2013 that would necessitate a restatement of the financial statements incorporated into Amendment No. 1.

5. The Company considered its results of operations for the fiscal year ended June 30, 2013 met the guidance it provided to investors at the time the Commission declared Amendment No. 1 effective. In February 2013, the Company provided guidance that its adjusted diluted EPS from continuing operations for fiscal 2013 was expected to be in the range of $2.11 to $2.21 per share. In August 2013, the Company reported that its actual adjusted diluted EPS from continuing operations for fiscal 2013 was $2.12 per share.

6. The Company considered the changes in its business (individually and in the aggregate) since April 8, 2013, and determined that there had not been a fundamental change in its business since that date. This conclusion is supported by the only minor differences in the disclosures contained in the Business sections of the 2012 and 2013 Annual Reports. The Company is supplementally providing the Staff with a comparison (marked to show changes) of the respective disclosures in the Business sections contained in the 2012 and 2013 Annual Reports.

7. The Company considered the changes in the risks and uncertainties inherent in its business (individually and in the aggregate) since April 8, 2013, and determined that there had not been a fundamental change in its risks and uncertainties since that date. This conclusion is supported by the only minor differences in the disclosures contained in the Risk Factors sections of the 2012 and 2013 Annual Reports. The Company is supplementally providing the Staff with a comparison (marked to show changes) of the respective disclosures in the Risk Factors sections contained in the 2012 and 2013 Annual Reports.

Ms. Ravitz

Assistant Director

Division of Corporation Finance

October 7, 2013

Page Five

8. The Company considered any changes in the factors an investor would reasonably consider in evaluating the Company’s financial condition and operating performance (individually and in the aggregate) since April 8, 2013, and determined that there had not been a fundamental change in these factors since that date. This conclusion is supported by the only minor differences in the disclosures contained in the Overview subsections of the Management’s Discussion and Analysis of Financial Condition and Results of Operations sections of the 2012 and 2013 Annual Reports. The Company is supplementally providing the Staff with a comparison (marked to show changes) of the respective disclosures in the Overview subsections contained in the 2012 and 2013 Annual Reports.

Plan of Distribution:

Subsection (iii) of Item 512(a)(1) requires the Company to file a post-effective amendment to “include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.”

Amendment No. 1 contains all material information related to the plan of distribution of the Awards and the shares issuable under the Awards. There have been no material changes in the plan of distribution since Amendment No. 1 was declared effective by the Commission in April 2013 and there is no material information related to the plan of distribution that was not previously disclosed in Amendment No. 1.

Conclusion:

Based on the factors set forth above, the Company complied with each of its undertaking obligations set forth in Regulation S-K Item 512(a)(1), and was not required to automatically file a post-effective amendment to Amendment No. 1 after the filing of its 2013 Annual Report. As the Commission guided in its Compliance and Disclosure Interpretations for Securities Act Sections in response to Question 139.28i, offers and sales under an effective registration statement must be suspended when the information in the prospectus is already stale for purposes of Section 10(a)(3). In the case of Amendment No. 1, the information contained in the prospectus accompanying Amendment No. 1 is not stale for purposes of Section 10(a)(3). In addition, the Company considered the disclosure incorporated into Amendment No. 1 and the changes in its business and operations since the Commission declared Amendment No. 1 effective in April 2013, and determined that there had not been any changes in its business or operations (individually or in the aggregate) that would require the Company to file a post-effective amendment as a result of a “fundamental change” or otherwise cause Amendment No. 1 to be materially deficient. As a result, the Company believes that it could continue to utilize the prospectus incorporated in Amendment No. 1 after the date it filed its 2013 Annual Report through the date of this letter.

Ms. Ravitz

Assistant Director

Division of Corporation Finance

October 7, 2013

Page Six

On behalf of the Company, I acknowledge the Company’s responsibility for the accuracy and adequacy of the disclosure in Amendment No. 2 and that Amendment No. 2 includes the information the Securities Act and all applicable Securities Act rules require. Further, I acknowledge on behalf of the Company that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 858.638.6728 if you have any questions. Thank you for your assistance with this filing.

Sincerely,

DLA Piper LLP (US)

/s/ Jeff Thacker

Jeffrey C. Thacker

Partner

[1]	Specifically, Question 139.28 provides as follows:

“Question: Must offers and sales be suspended during the waiting period of a post-effective amendment to an effective registration statement?

Answer: Offers and sales must be suspended if the post-effective amendment is filed for the purpose of a Section 10(a)(3) amendment and the prospectus is already stale for Section 10(a)(3) purposes. In addition, sales, but not offers, must be suspended during the pendency of a post-effective amendment filed for the purpose of complying with the Regulation S-K Item 512(a)(1) undertakings, such as a fundamental change or a material change to the plan of distribution. Offers may continue during this time; however, if the prospectus is used to make offers, it should not be materially deficient. A post-effective amendment filed to add selling stockholders does not require a suspension of offers and sales by selling stockholders already named in the registration statement.”